

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 24, 2009

Mr. Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, TX 77040

>   RE: **Form 10-K for the fiscal year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
>   **Schedule 14A filed on April 29, 2009**
>   **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your response letter dated August 10, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

<u>Discussion of Critical Accounting Policies, page 17</u>

<u>Goodwill and Long-lived Asset Recovery, page 32</u>

1. We have reviewed your response to prior comment 3. We previously requested you to consider disclosing the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In particular:

- Explain how you identified reporting units
- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units
- Disclose significant assumptions, if applicable
  - Use of an income based or market based approach
  - Cash flows
  - Growth rates
  - Discount rates
  - Use of a weighted average cost of capital or a cost of equity method
  - Risk applications
  - Control Premiums

Your response indicates that you will consider disclosing the requested information in future filings. Please show us in your supplemental response what the revisions will look like.

Item 9A – Controls and Procedures, page 47

2. We have reviewed your response to prior comment 10. We note from your most recent response that "the company had not completed the implementation of a control framework for Precision by December 31, 2008." This implies that you did not have internal control over financial reporting consistent with a suitable control framework as described in SEC Release No. 33-8810 and therefore, we do not understand how management was able to conclude that internal control over

financial reporting was effective in making its assessment under Item 308(a) of Regulation S-K. Please advise or revise your disclosure.

Also, while we acknowledge your reference to AS5 in your prior response, it does not appear from the attestation report, your disclosures, or your responses to our comments thus far that there is any scope limitation that exists that cannot be overcome by the Company or its auditors. If the auditors were unable to express an opinion because of the timing in which they received certain audit evidence, we reissue our prior comment to have them conclude their audit work in order to express an opinion as required by Rule 2-02(f) of Regulation S-X. However, if an internal control over financial reporting consistent with a suitable control framework did not exist as of December 31, 2008 as you explain in your response, it does not appear that this would limit the auditors' ability to express an opinion either which may be an adverse opinion. Please amend your filing accordingly to include an acceptable attestation report.

Item 15 – Exhibits, Financial Statement Schedules, page 49

3. In response to comment 13 of our letter dated June 25, 2009, you advise us that you will file all of the exhibits and schedules to Exhibit 10.24 yet, to date, it does not appear as though you have filed these materials. Please advise us in this regard or otherwise promptly file the omitted exhibits and schedules to the subject agreement.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 6 - Exhibits

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4. Refer to comment 14 of our letter dated June 25, 2009. Promptly amend your Form 10-Q for the period ended March 31, 2009 to include Section 906 certifications with the proper date. See Exhibit 32.1 of the subject report.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant